

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 20, 2015

Via Email
Bill Chaaban
Chief Executive and Chief Financial Officer
CEN Biotech, Inc.
20 North Rear Rd.
Lakeshore, Ontario Canada

    Re: CEN Biotech, Inc.
            Amendment No. 1 to Form 10-12B
            Filed November 5, 2015
            File No. 001-37567

Dear Mr. Chaaban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Your response to prior comment 1 and revised disclosures indicate that you are not registering a class of securities on a national securities exchange. Accordingly, you cannot register the common shares pursuant to Exchange Act Section 12(b) at this time and should withdraw this registration statement promptly. Please note that a company that is not listing shares on a national securities exchange may register a class of shares under the Exchange Act by filing a Form 10 pursuant to Exchange Act Section 12(g) as opposed to Exchange Act Section 12(b). Please withdraw your Form 10-12B using the "RW" EDGAR tag and then consider comment 3 below before determining whether to file a new Form 10 pursuant to Section 12(g), as applicable.

2.   With reference to comment 1 above, we note that your common stock is not presently registered under either Section 12(b) or 12(g) of the Exchange Act. As such, it is unclear why on November 17 and 18 you presented on the EDGAR system reports purportedly

filed pursuant to the Exchange Act. In your response, please confirm that you understand that your common stock presently is not registered under the Exchange Act or advise.

3.   We note your response to prior comment 2. Either register the spin-off distribution under the Securities Act, or provide a legal analysis of why registration is not required. Your analysis should include a detailed explanation of why shareholders should not be viewed as giving up value for the shares to be spun-off and the distribution is pro rata in light of (i) the different voting rights parent shareholders will have in Creative Edge Nutrition before the distribution and CEN Biotech after the distribution; (ii) the rounding of shares to the nearest whole share; and (iii) the 1 for 700 distribution ratio. (See Staff Legal Bulletin No. 4 (Sept. 16, 1997) at Question 4.B.1. and 2. and at Question 6.) Additionally, your analysis should address the applicability of Rule 145(a)(3). (See SLB. No. 4 at Question 5). In this regard, we note that it is unclear whether common holders are entitled to vote to approve the transfer of assets (refer to comment 5 below) and your response to prior comment 7 acknowledges that the subsidiary is not a wholly-owned entity.

Exhibit 99.1 Information Statement Coverpage

4.   We note your revised disclosure in response to prior comment 5. You state that shares will be distributed "in the month following November 30, 2015, with an anticipated date of November 30, 2015." With a view to disclosure, please explain to us why it might take a month for you to distribute the new shares.

5.   We refer to sections 1.1 and 1.2 of the Master Separation and Distribution Agreement and your revised disclosure on page 8 in response to prior comment 7. Based on the terms of the Master Separation and Distribution Agreement, which calls for the transfer of all assets and liabilities to the subsidiary corporation, and your disclosure that the special voting rights go into effect at the time of the distribution, please provide us a detailed analysis in support for your statement on the cover page that no vote of Creative common shareholders is required. Please include in your analysis a discussion of whether the proposed transaction is a conversion resulting in the re-domestication of the company. Also discuss whether the issuance and/or effectiveness of the special voting shares represents the acquisition of a controlling interest by Mr. Chaaban or the sale of all corporate assets to him. Without limitation, discuss the applicability of Nevada Revised Statutes 92A.105 and 92A.120; 78.3791; and 78.565.

6.   We note your response to our prior comment 7. Please disclose the percentage of common stock currently held by Creative in CEN Biotech and the identity of the shareholder who received common shares on August 4, 2013 and December 18, 2013, as disclosed in note 7 on page 46.

Who will manage CEN after the Separation?

7.   Please reconcile your disclosure indicating that Creative will have liquid assets and intangible assets with section 1.1 of the Master Separation and Distribution Agreement which provides that all tangible and intangible assets are subject to the transfer.

Information Statement Summary, page 9

8.   We note your response to our prior comment 9 and reissue the comment in part. Please revise your disclosure throughout the prospectus to provide the reason Health Canada rejected your application. Please also provide us with a copy of any written notice from Health Canada. Additionally, please revise risk factor number 3 to more explicitly address any risks to your company associated with the rejection.

Risk Factors, page 12

9.   We refer to your revised disclosure on page 24 in response to our prior comment 10. Please add risk factor disclosure regarding the uncertainty surrounding Mr. Chaaban's Health Canada security clearance. Describe the purpose of the security clearance and the impact on the business if Mr. Chaaban is unable to obtain or maintain one.

Management's Discussion and Analysis of Financial Condition
Liquidity, page 20

10.   We note your response to our prior comment 13. Please revise the Certain Relationships and Related Transactions section to describe the material terms of any arrangement you have with Mr. Chaaban regarding the continued funding of the Health Canada appeals process. If an agreement is in place, please file it as an exhibit to your Form 10. Please also disclose whether you have funding in place to pursue your claim against the Town of Lakeshore and file any material agreement(s), as applicable.

11.   We note your response to our prior comment 17 and reissue the comment in part. Please file all related party note agreements as exhibits to the Form 10 as required by Item 601(b)(10) of Regulation S-K. In this regard, we note that Mr. Chaaban holds several of your notes, including one that is secured by your 135 North Rear Road property.

Business, page 21

12.   Please reconcile your response to prior comment 18 with the information on page 17 of Creative Edge's June 30, 2015 report to OTC Markets. For each of the notes and transactions identified on page 17 of the OTC Markets report, revise the Form 10 to disclose the transactions or explain to us in your response why disclosure is not required or otherwise indicate where you have made the disclosures in the Form 10.

Certain Relationships…, page 29

13.   Please reconcile your response to prior comment 21 and section 2(a) of Exhibit 10.1.

The Separation and Distribution, page 29

14.   We note your response to our prior comment 23. However, your disclosure still appears to indicate that there will be some ongoing relationship between the parent and CEN. Please revise to describe briefly the ongoing relationship.

Material U.S. Federal Income Tax Consequences, page 32

15.   Please revise the third bullet point on page 32 to disclose your response to prior comment 24.

        You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance